UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

OTHER INFORMATION

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), the Company has announced its consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2024 together with comparative figures (the “Announcement”)

As noted in the Announcement, these financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The description above is not complete and is subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to such document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 31, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Hong Kong Announcement Final Results Announcement For The Year Ended 31 December 2024 (English Translation)

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